FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83

The entity requesting confidential treatment is:
ADMA Biologics, Inc.
465 State Route 17
Ramsey, New Jersey 07446
Telephone: 561-989-5800

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Brad Tade
Chief Financial Officer & Treasurer
ADMA Biologics, Inc.
465 State Route 17
Ramsey, New Jersey 07446

August 13, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Ms. Jenn Do and Mr. Kevin Vaughn

Re:	ADMA Biologics, Inc.
Form 10-K for the fiscal year ended December 31, 2024
Filed March 18, 2025
File No. 001-36728

Dear Ms. Do and Mr. Vaughn:

On behalf of ADMA Biologics, Inc. (the “Company”), we submit this supplemental letter in response to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in its letter dated July 30, 2025, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and in connection with the Staff’s initial letter to the Company dated July 16, 2025, and the Company’s response letter to the Staff dated July 23, 2025.

Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. We have enclosed for the Staff’s reference a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety in bold, followed by the corresponding responses from the Company.

CONFIDENTIAL TREATMENT REQUESTED BY ADMA BIOLOGICS, INC.

Form 10-K for the fiscal year ended December 31, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 68
Results of Operations, page 70

1.
Please address the following regarding your response to comment one. From your recent earnings calls, it appears there has been a shift in the mix of your three Immune Globulin (IG) products over the last eight quarters. During these investor calls, you have been able to provide quantification of the shift between these respective IG products, the shift of which appears to be of significant interest to the investing community, especially leading up to and since the yield enhancement. As you noted in your response, for the years ended December 31, 2024, 2023 and 2022, the three IG Products represented 94%, 92% and 89%, respectively, of your total revenue. Accordingly, a breakout that presents all three IG products as a single unit, may not be as informative as one that separately quantifies each of them.

•
Tell us how you specifically considered the guidance in Item 303(b)(2)(i) and (ii) of Regulation S-K in your analysis, since your IG products as a whole constitute substantially all of your revenue and there may be sales trends for each IG product within that group that warrant disclosure as seem to be referenced in your earnings calls.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has reviewed Item 303(b)(2)(i) and (ii) of Regulation S-K and ASC 280-10-50-40. The Company advises the Staff that it considers and follows the provisions of ASC 280-10-50-40, “Information about Products and Services” (“ASC 280-10-50-40”), when preparing its financial statements. ASC 280-10-50-40 states that a public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The Company discloses revenues from its ADMA BioManufacturing operating segment, whose business activities consist of the manufacturing and sales of the Company’s Immune Globulin (IG) products. The Company respectfully submits that the products and services produced and sold by this operating segment, including the products noted in the Staff’s comment, in all material respects constitute groups of similar products, and that further disaggregation of revenues within these groups is therefore not required by ASC 280-10-50-40.

The Company appreciates the Staff’s noting recent discussion among investors on the Company’s earnings calls, including investment community interest in various trends in our product revenues.  In considering the Staff’s comments, the Company has determined that providing further dissection of our revenues amongst the similar IG products within the BioManufacturing operating segment would be competitively harmful to the Company.

The Company believes that disclosing a detailed breakdown of revenue by product would be competitively harmful for several reasons.  The Company anticipates that its competitors would use this information to strategically and actively target the relatively small pool of patients who benefit from particular IG products in the Company’s portfolio and seek to usurp market share of those products.  In addition, the Company’s competitors or those seeking to research and develop new or competing products may use such disaggregated revenue details to develop their own product pipelines, based on perceived demand or supply for such particular products.  Additionally, disclosing such information could potentially weaken our ability to negotiate commercial arrangements with external third parties, such as suppliers or vendors, as such third parties could leverage this sensitive information to our disadvantage, which could impact our ability to secure agreements on optimal terms and even make certain proposed arrangements commercially prohibitive to the Company.  Any of the foregoing scenarios could adversely affect the Company’s market share, which in turn, would negatively harm the Company’s stockholders. Furthermore, the Company has reviewed SEC filings by certain of the Company’s competitors, including certain of the listed foreign competitors as discussed within our Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on March 18, 2025, under “Item 1. Business—Competition”, and has noted that these competitors do not appear to be disclosing disaggregated revenue of their respective immune globulin products in their public filings.  As a result, if the Company were required to disclose such detailed, disaggregated revenue of each of its IG products within a single operating segment, such disclosure would put the Company at a significant competitive disadvantage given the imbalance of information among competitors.

CONFIDENTIAL TREATMENT REQUESTED BY ADMA BIOLOGICS, INC.

The Company believes that it must remain mindful that the requested disclosure could potentially affect its competitive position. Accordingly, the Company respectfully prefers to continue reporting its financials in the manner it has historically, which the Company believes provides transparency while preserving important competitive considerations.

Notwithstanding the foregoing, the Company remains committed to working collaboratively with the Staff and would welcome the opportunity to further discuss these considerations.  Should the Staff ultimately take a different view, the Company proposes the following approach to address the Staff’s comments constructively.

Albeit competitively harmful, if the Staff determines such an approach is necessary, then beginning with the Company’s Annual Report on Form 10-K for the year ending December 31, 2025 (the “2025 Form 10-K”), and continuing in Quarterly Reports on Form 10-Q beginning thereafter, the Company will expand its discussion of revenue performance by respective products in the notes to the financial statements and in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as applicable, to include a tabular breakdown of revenue, and the Company will also disclose product margins on a blended basis, as shown below. Solely as an example, the Company presents on Exhibit A attached hereto a sample of how such disclosure would appear for the years ended December 31, 2025 and 2024, respectively.

Please note the Company’s proposed discussion of revenue performance by its respective products in MD&A of its 2025 Form 10-K:

Revenues

We recorded total revenues of $XXX million for the year ended December 31, 2025, as compared to $426.5 million for the year ended December 31, 2024, an [increase/decrease] of $XXX million, or XX%. This [increase/decrease] is primarily related to [increased/decreased] sales of ASCENIV and BIVIGAM, which collectively represented XX% of our total IG product portfolio sales in the current period, as we continue to experience [increased/decreased] physician, payer and patient acceptance and utilization and [increased/decreased] volume of sales of these products. In addition, we experienced [higher/lower] sales of our other IG products and [an increase / a decrease] in sales of normal source plasma (“NSP”) and hyperimmune Hepatitis B plasma by our Plasma Collection Centers business segment in the amount of $XX million.

•
Further, in applying the guidance of ASC 280-10-50-40, an enterprise with a relatively narrow product line may not consider two products to be similar, while an enterprise with a broad product line may consider those same two products to be similar. Please amplify your discussion of your application of ASC ###-##-#### to explain how you considered whether the concentration of substantially all your revenues being from only three IG products would warrant further disaggregation.

CONFIDENTIAL TREATMENT REQUESTED BY ADMA BIOLOGICS, INC.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has reviewed ASC 280-10-50-40 and, as noted above, if the Staff so requires, would plan to revise and update its discussion of revenue performance by its respective products in the notes to the financial statements and in the MD&A section of the 2025 Form 10-K.

•	As part of your response, please provide us with a sample breakdown of revenue from the three IG products for recent periods.

Response:  The Company respectfully acknowledges the Staff’s comment and, as described above, if the Staff so requires, proposes to present a breakdown of revenue from its IG products as illustrated on Exhibit A attached hereto.

In response to the Staff’s verbal comment regarding the Company’s voluntary withdrawal during the three months ended March 31, 2025, the Company provided additional disclosure and information in the MD&A section in its Form 10-Q for the three months ended June 30, 2025 filed with the Commission on August 6, 2025 (“Q2 2025 Form 10-Q”). The Company also updated disclosure in a related risk factor to address this matter in the Q2 2025 Form 10-Q.  The additional disclosure in the MD&A is referenced below, for the Staff’s convenience:

Q2 2025 Form 10-Q, page 26

“During the three months ended June 30, 2025, and as previously disclosed in our Form 10-Q for the three months ended March 31, 2025, that was filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2025 (the "2025 1Q 10-Q"), we voluntarily withdrew three lots of BIVIGAM (such a withdrawal, hereinafter referred to as the “Voluntary Withdrawal”) as a precautionary measure. This resulted in a reduction in revenue of $0.2 million for credits issued to customers that were impacted by this Voluntary Withdrawal during the current period. This action was proactively initiated, and we believe this matter to be resolved.”

Q2 2025 Form 10-Q, page 28

“During the six months ended June 30, 2025, and as previously disclosed in the 2025 1Q 10-Q, we effected the Voluntary Withdrawal as a precautionary measure. This resulted in a reduction in revenue of $4.0 million for credits issued to customers that were impacted by this Voluntary Withdrawal during the current period. This action was proactively initiated, and we believe this matter to be resolved.”

The Company thanks the Staff for its review of the foregoing. If you have any questions or comments, please feel free to contact our counsel, David C. Schwartz, Esq. at david.schwartz@morganlewis.com or by telephone at (609) 919-6680.

Sincerely,

ADMA Biologics, Inc.

By: /s/ Brad Tade
Name: Brad Tade
Title: Chief Financial Officer and Treasurer

cc:	David C. Schwartz, Esq., Morgan, Lewis & Bockius LLP

CONFIDENTIAL TREATMENT REQUESTED BY ADMA BIOLOGICS, INC.

EXHIBIT A
Proposed Sample Disclosure

For purposes of the table set forth below, information that is not yet available as of the date of this Response Letter is denoted by “XXX”, and information that is Confidential Material is denoted in brackets, with bold, underlined font in the example format shown here:  [sample text].

Rule 83 Confidential Treatment Request by ADMA Biologics, Inc. Request #1

	Year Ended December 31,

(in thousands)	2025	2024			Increase/ (Decrease)		Increase/ (Decrease) %
[***]	$ XXX	$	[***	]	$	XXX	XXX	%
[***]	XXX		[***	]	$	XXX	XXX	%
[***]	XXX		[***	]	$	XXX	XXX	%
ADMA BioManufacturing	XXX		415,806		$	XXX	XXX	%

Plasma Collection Centers	XXX		10,505		$	XXX	XXX	%
Total Revenues	$ XXX		$426,311		$	XXX	XXX	%

[***]

The Company respectfully requests that the information contained in Request #1 be treated as confidential information and that the Commission provide timely notice to Brad Tade, Chief Financial Officer & Treasurer, ADMA Biologics, Inc., 465 State Route 17, Ramsey, New Jersey 07446, telephone 561-989-5800, before it permits any disclosure of the bracketed information contained in this Request #1.

CONFIDENTIAL TREATMENT REQUESTED BY ADMA BIOLOGICS, INC.
(ADMA-2025-1)